Exhibit 99.3

Script 3

Hello,

        I am calling about your investment in Winthrop Residential Associates, II. You should have received a proxy statement and a ballot asking you to vote for a transaction that essentially results in a liquidation of your investment in the fund. We still have not heard from you, and your consent is needed to approve the transaction and distribute cash to you and the other Limited Partners. As you know, the Partnership has been in existence for 23 years. The Managing General Partner has determined that the transaction is in the best interest of the Limited Partners. To vote for the transaction, or effective liquidation of your investment, all you have to do is sign the ballot and return it in the supplied envelope. If you have misplaced your ballot or have any questions please call Krupp Funds Group, the proxy solicitor retained in connection with this matter, at 1-800-605-6774. Thank you and have a nice day.